U. S. Securities and Exchange Commission
                         Washington, D. C. 20549


                                  FORM 4


               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed  pursuant to Section 16(a) of the Securities Exchange  Act  of  1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.   Name and Address of Reporting Person
          Tate, Jon P.
          407 N. Big Spring Street
          Midland, TX  79701

2.   Issuer Name and Ticker or Trading Symbol
            Southwest Royalties Institutional Income Fund VIII-B, L.P.

3.  IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Statement for Month/Year
          April 1998

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
                Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President, Land and Assistant Secretary.

                                 TABLE I

1.   Title of Security
          Limited partnership interest

                                                Units
 Date     Code    Units   Acquired    Price     Owned   Ownership    Nature
 ----     ----    -----   --------    -----     -----   ---------    ------
04-07-98    P      4.00       A      $289.14    583.00      I           *
04-17-98    P     10.00       A      $269.90    593.00      I           *

* Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President of Land and Assistant Secretary.


Date: May 8, 1998                         /s/ Jon P. Tate
                                          ---------------------------------
                                         Jon  P.  Tate,  Vice-President  of
                                         Land  and  Assistant Secretary  of
                                         Southwest  Royalties,   Inc.   the
                                         Managing General Partner